Exhibit 99.1
FORM OF LETTER TO STOCKHOLDERS
[Hancock Fabrics, Inc. Letterhead]
                                        , 2008
Dear Stockholder:
          Enclosed are the prospectus and other materials relating to our Rights Offering, pursuant to which you may be entitled to purchase our floating rate secured notes accompanied by warrants to purchase shares of our common stock. Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to purchase the notes and warrants available in the Rights Offering only during a limited period, until the Rights Offering expires. After you submit the proper documents to our Subscription Agent, you will not be able to revoke your decision to participate in the Rights Offering.
          You will find a summary of the Rights Offering beginning on page 1 of the prospectus. You should also read the enclosed instructions that accompany the Subscription Certificate that represents your rights in the offering. A brief summary of the Rights Offering is outlined below.
•	If you owned at least 970 shares of our common stock on June 17, 2008 (the Record Date) you are receiving one transferable Subscription Right for each 970 shares of common stock you owned on that date. You will not receive any fractional Subscription Rights; instead, we will round the total number of Subscription Rights you receive down to the nearest whole number. For example, if you owned 10,000 shares of common stock, you will receive ten Subscription Rights. The enclosed Subscription Certificate indicates the number of Subscription Rights you have received.

•	Each Subscription Right entitles you to purchase one $1,000 principal amount floating rate secured note, accompanied by a warrant to purchase 400 shares of our common stock at an exercise price equal to the greater of (i) $1.00 and (ii) the volume weighted average trading price for the 30 days prior to the 3rd business day before the date of issuance of the warrants.

•	The Rights Offering expires at 5:00 p.m., Eastern Time, on July 18, 2008. If you do not exercise your Rights before that time, they will expire and will not be exercisable.
          If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in the Rights Offering.
          If you do not exercise your Subscription Rights, your ownership in Hancock Fabrics, Inc.

may be diluted. Please see the “Risk Factors” section of the prospectus for a discussion of dilution and other risk factors.
     If you have any questions concerning the Rights Offering, please feel free to contact Jim Harwood with Wunderlich Securities, Inc. at (901) 251-2233.
Sincerely,
Robert W. Driskell
Senior Vice President and
Chief Financial Officer